ARGOSY MINERALS INC.

ARBN 073 391 189

HALF YEAR REPORT FOR THE PERIOD

ended June 30, 2005

CONTENTS

  Directors Report

  Report of Independent Accountants

  Consolidated Balance Sheets

  Consolidated Statement of Operations and Deficit

  Consolidated Statements of Cash Flows

  Notes to the Consolidated Financial Statements

  Directors’ Declaration

Argosy Minerals Inc.

Half Year Report
for the period ended June 30, 2005

Argosy Minerals Inc.

Half Year Report
for the period ended June 30, 2005

The directors present their report on the consolidated half year report of Argosy Minerals Inc. (the “Corporation”) and all the entities controlled by it at the end of or during the half year ended June 30, 2005.

Directors

The following persons were directors of the Corporation during the whole of the half year and up to the date of this Report:

  P.H. Lloyd

  C. R. Bond

  J. Nicholls

  J. Maloney

  M. N. Foster

Review of Operations:

A summary of the consolidated results is set out below:

		2005	2004
		($ 000)	($000)
Income:
	Interest	49	168

	Foreign Exchange Gains / (Loss)	3	(239)
		52	(71)
Expenses:
	Administration Expenses	451	488
	Arbitration Expenses	-	132
	Legal	42	47
	Management and Consulting fees	98	566
	Project Assessment	123	479
	Travel	14	87

		728	1,799
Loss for the Period		(676)	(1,870)

Comments on the consolidated results are set out below:

a)

Interest and Foreign exchange gains / (loss).

Interest income declined during the current period due to declining average cash balances and the Corporation holding its cash in Canadian dollars at lower interest rates.  As the Corporation has no current source of revenue, cash balances will be used to fund operations and continue to decline. Foreign exchange losses arose from a decline in the exchange rate between Australian and Canadian dollars in 2004.  The Corporation converted most of its cash holdings from Australian to Canadian dollars in December 2004, consequently the Corporation does not expect to realize significant foreign exchange gains and losses in the near future.

Argosy Minerals Inc.

Half Year Report
for the period ended June 30, 2005

b)

Administrative Expenses

Administrative expenses have remained consistent with the prior year as the Corporation has maintained its level of activity.

c)

Arbitration Expenses

T he arbitration proceedings referred to in note 4(b) to the Consolidated Financial Statements were settled in November, 2004, consequently the Corporation has not incurred expenses related to the arbitration in 2005.

Management and Consulting Fees

In 2004 management and consulting fees included a payment of $441,844 paid on the termination of the management agreement with Peninsular Services Pty Ltd., a company controlled by Mr. Peter Lloyd, a director of the Corporation.  Mr. Lloyd has continued to provide services to the Corporation without payment, except for directors fees, following the termination of the management contract.

e)

Project Assessment

The Corporation has been involved in the assessment of various projects during the period to June 30, 2005 including the Lac Panache Project in Canada and various opportunities in Mexico, China and Africa, however expenditure declined in 2005 due to the Corporation completing its exploration program at the Albetros Diamond Project in 2004.

For details of expenditure see note 5 (d ) to the Consolidated Financial Statements.

f)

Travel

Due to the location of projects the Corporation is involved in assessing, substantial amounts of travel are required.  Travel costs have declined in the period ended June 30, 2005 due to the Corporation utilizing local contractors to conduct work on the projects on its behalf requiring less travel in 2005.

Report of Independent Accountants

Independent Review Report to the members of Argosy Minerals Inc.

Scope

We have reviewed the financial report of Argosy Minerals Inc. for the half-year ended 30 June 2005.  The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year.

The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with generally accepted standards for review engagements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Stock Exchange.

A review is limited primarily to inquiries of the company’s personnel and analytical procedures applied to the financial data.  These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Argosy Minerals Inc. for the half-year ended 30 June 2005 is not in accordance with Canadian generally accepted accounting principles.

Dated the 13th day of September 2005.

HORWATH

Audit (WA) Pty Ltd

AG BEVAN

Director

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at June 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	June 30, 2005	Dec. 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,083,108	$ 4,616,407
Accounts receivable and prepaids	18,818	166,960
	4,101,926	4,783,367
Property, Plant and Equipment	23,480	29,560
	$ 4,125,406	$ 4,812,927
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 139,777	$ 151,001
SHAREHOLDERS' EQUITY		
Capital Stock		
Authorised - unlimited		
Issued - 95,969,105 common shares (2004: 95,969,105)	44,075,384	44,075,384
Deficit	(40,089,755)	(39,413,458)
	3,985,629	4,661,926
	$ 4,125,406	$ 4,812,927

APPROVED BY THE DIRECTORS

John Nicholls, Director

Cecil R. Bond, Director

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited, Prepared by Management)

			Six Months ended June 30		
			2005		2004
Income:					
Interest income and other		$	48,885	$	168,303
Foreign exchange gain / (loss)			3,473		(238,794)
		$	52,358	$	(70,491)
Expenses:					
Accounting and audit			44,058		48,408
Arbitration Expenses			-		131,926
Bank charges			2,588		2,850
Depreciation			6,080		7,105
Directors' fees			37,500		39,249
Insurance			17,131		41,760
Legal			41,559		47,156
Management and consulting fees			97,945		566,410
Office			7,654		15,228
Project assessment	Note 4(d)		123,265		479,121
Rent			32,958		31,744
Salaries and benefits			223,416		226,048
Shareholder communications			41,123		34,330
Telecommunications			8,647		7,506
Transfer agent and stock exchange			31,133		34,025
Travel			13,598		86,614
		$	728,655	$	1,799,480
Loss for the period		$	(676,297)	$	(1,869,971)
Deficit, beginning of period		$	**(39,413,458)**	$	**(36,265,206)**
Deficit, end of period		$	**(40,089,755)**	$	**(38,135,177)**
Basic & Diluted Loss per Common Share			($0.01)		($0.02)
Weighted Average Number of Common Shares Outstanding			95,969,105		95,969,105

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

1.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2004 and should be read in conjunction with those statements.

2.  Nature Of Operations

The Corporation and its subsidiaries are engaged in the exploration and development of mineral properties and is considered to be an exploration stage company.  The Corporation is in the process of investigating possible property acquisitions and continues to evaluate the recently acquired property near Sudbury, Ontario, Canada.  The Corporation was previously involved in the exploration of the Albetros Diamond Project in South Africa and in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi.  In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation [See Note 4(a)].  Following a recent turnaround in the security situation in Burundi the Corporation’s subsidiary lifted the state of force majeure in May 2005 and is currently reassessing its future involvement in Burundi.

As yet, it has not been determined if the Corporation’s mineral properties contain ore reserves that are economically recoverable.  The recoverability of any amount recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred costs, if any, represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

3.  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country

Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia

On May 26, 2005 following approval of the Corporation’s shareholders, the Corporation and its wholly owned subsidiaries in Canada, Argosy Mining Corp and Calliope Metals (Holdings) Ltd. were amalgamated.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management’s judgement is applied are mineral property valuations, valuation of future income tax benefits and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian and Australian banks.  A portion of the cash balances are held in Australian and U.S. dollars, accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Office Equipment and Furniture

Depreciation is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

Project Assessment Expenditures

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.  Included in project assessment expenditures are option payments for mineral properties.  These payments are charged to income when incurred.

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned.  Deferred costs will be amortized over the estimated useful life of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties.  Although management makes its best estimate of these factors, where applicable, based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

Stock Based Compensation

The Corporation has prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2004.  These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options.  No compensation expense was recognised in 2005 or 2004 because no stock options were granted or vested in those years.  Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Options

Mineral property option payments are made at the discretion of the Corporation and, accordingly, are accounted for when paid.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year.  Basic and diluted loss per share are the same, as the effect of potential issues of shares under stock option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation’s foreign subsidiaries are integrated foreign operations.  Currency translations into Canadian dollars are made as follows:

(i)

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;

(ii)

non-monetary items at rates prevailing when they are acquired;

(iii)

exploration costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts.  The Corporation is not exposed to significant interest rate risk due to the short term maturity of its monetary current assets and current liabilities.

Arbitration

Expenditures related to the arbitration are expensed as and when incurred.  See Note 4(b)

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

4.

Mineral Properties

a)

Burundi Nickel Project

During 1998, Andover entered into a Protocol agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project.  On February 11, 1999, a Mining Convention setting out Andover's rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament.  The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines. On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region.  Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover's obligations are interrupted and the completion of the feasibility study delayed by the period of force majeure.  Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002.  Following improved security conditions, the Corporation lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside Bujumbura, the Corporation re-imposed force majeure in August, 2004.  Force majeure was lifted in May 2005 soon after the remaining armed factions agreed to a cease fire. The Corporation is currently reassessing its involvement with the Burundi Nickel Project.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

The term of the performance bond provided by the Corporation expired during 2002.  A new performance bond will be required should the Corporation re-commence activity in Burundi.

b)

New Caledonia Nickel Project - Joint Venture Arrangement and Arbitration

On July 25, 2001, the Corporation announced JSC "MMC Norilsk Nickel" ("Norilsk") had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with the Corporation and Societe des Mines de la Tontouta ("SMT") of the project.  The Tripartite Agreement (the "Agreement") between the Norilsk subsidiary, NN Invest Holdings SA ("NNIH"), SMT and the Corporation's subsidiary Balzan was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Corporation 45% of its costs incurred, amounting to US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project.  Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

On August 5, 2002, the Corporation received a notice of termination from NNIH terminating the Agreement and its involvement in the New Caledonia Nickel Project.  On September 13, 2002, the Corporation and its subsidiary Balzan received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce (“IC”).  The request for arbitration sought to recover US$7,166,000 paid to Balzan plus an additional US$1,368,222 expended on the project.

The termination notice effectively terminated the Agreement and the Corporation wrote off its remaining investment of $2,539,625 in the project.  Following a meeting between the Corporation and NNIH in November 2004, the arbitration was settled.  The terms of the settlement agreement are bound by a confidentiality agreement signed between the parties, however, each party remains responsible for its costs incurred in the arbitration process and neither party has any future claim outstanding against the other regarding this matter.  The Corporation does not anticipate that it will incur any further costs related to this matter.

5.

Project Assessment Expenditures

a)

Albetros Diamond Project

The Albetros Project was an alluvial diamond project situated on the west coast of South Africa near Kleinsee.  The Corporation held its interest in the Albetros Project through an option agreement to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd (“Albetros”) the owner of the Project.

The Corporation terminated the option agreement to purchase the shares of Albetros in March 2005.

b)

Nevada Gold Project

The Nevada Gold Project, situated within the southern boundary area of the Humboldt – Toiyabe National Forest, in northern Elko County, Nevada, comprised a total of 70 unpatented lode mining claims and 2 unpatented claims covering water rights.

The Corporation held the Nevada Gold Project under 2 option agreements.  The option agreement dated November 17, 2003 over the St. Elmo - Rosebud Mine area covered 37 unpatented lode mining claims and 2 claims covering water rights.  The agreement was for 3 years and had an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims. In May 2005 the Corporation advised the claim owner that it was terminating the option agreement.

During May 2004 the Corporation entered into an option agreement over the adjoining 33 unpatented lode mining claims (“Diamond Jim claims”).  The agreement was for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,500,000 for 100% of the claims.  In August 2005 the Corporation advised the claim owner that it was terminating the option agreement over the Diamond Jim claims.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

c)

Lac Panache Project

In April 2005 the Corporation entered into an option agreement over a group of claims, totalling 32.2 km2, in the Lac Panache area within the Sudbury District of Ontario, Canada. The project area contains polymetallic mineralization comprising copper, nickel, cobalt, gold, and platinum group metals.

The Corporation can earn 100% of the project through staged cash payments totalling $300,000 and completing staged work commitments over three years of $455,000.  On production the vendor will retain a 3% net smelter return ("NSR"). This NSR is subject to buy-back provisions.

d)

Project Assessment Expenditures

Details of Project Assessment Expenditures during the period ended June 30, 2005 and 2004 are as follows:

Lac Panache Project	2005	2004
Geological Consulting & Supervision	$ 5,443	$ Nil
Option and Claim Fees	23,900	-
	$ 29,343	-
Nevada Gold Project
Geological Consulting, Supervision and Legal	4,990	36,209
Assessment and Data	-	8,100
Option Fees	-	55,232
Travel and Accommodation	-	24,444
4,990		123,985
Albetros Diamond Project
Geological Consulting, Supervision and Legal	-	35,652
Drilling, Gravel Processing and Sorting	-	107,886
Travel and Accommodation	-	55,549
Option Fees		118,806
Rehabilitation	-	31,167
	NIL	349,060
Other Projects
Legal, Consulting	27,419	(30,493)
Option Fees	61,513	-
Travel, Accommodation and other	-	36,569
	88,932	6,076
Total	$ 123,265	$ 479,121

6.  Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

Number of

	Shares	Amount
Total issued - June 30, 2005 and December 31, 2004	95,969,105	$ 44,075,384

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

No stock options were granted during the six months ended June 30, 2005 or the year ended December 31, 2004.

The status of stock options granted to employees and directors as at June 30, 2005 and December 31, 2004 and the changes during the periods ended on those dates is presented below:

		30-June-05 Weighted Average		31-Dec-04 Weighted Average
	Shares	Exercise Price	Shares	Exercise Price
Options outstanding - Beginning or Year	2,750,000	$ 0.34	3,075,000	$ 0.34

Cancelled/Expired			(350,000)	$ 0.34
Options outstanding - End or Period	2,725,000	$ 0.33	2,725,000	$ 0.34

All options outstanding at June 30, 2005 have an exercise price of Australian $0.35 (C$0.33) and expire on May 24, 2006.

c)

Escrow Shares

At June 30, 2005 the Corporation has no shares subject to escrow.

7.

Related Party Transactions

Management fees	$ 92,633
Provision of staff and office facilities	45,549
Directors’ fees	37,500
$ 175,681

During the 6 Months ended June 30, 2005, $130,133 (2004: $683,175) was paid to five Directors of the Corporation or to companies controlled by them, for Director’s fees, management consulting services and project management and assessment services.  Of this amount, the Corporation expensed $130,133 (2004: $683,175) and capitalized $NIL to deferred costs.  The expenditure of $683,175, in 2004 included a termination payment of $441,844 paid to Peninsular Services Pty Ltd (“Peninsular”), a company controlled by Mr. Peter Lloyd, on the termination of Peninsular’s management contract.  Following the termination of Peninsular’s Management Contract, Mr. Lloyd has continued to provide services to the Corporation on a full time basis, dealing amongst other things with the arbitration initiated by NNIH, without payment, except for fees paid to non-executive directors.  Fees paid to each non-executive director does not exceed $25,000 per annum.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

In addition $45,549 (2004: $75,113) was paid to a company controlled by a director of the Corporation for the provision of office facilities and personnel in Canada.  In 2004 amounts paid included payments for personnel in Australia until February, thereafter, personnel in Australia were employed directly by the Corporation.

At June 30, 2005 directors fees and management and consulting expenses payable amounted to $28,000 (2004: $56,796) and are included in accounts payable and accrued liabilities.

8.  Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

A potential future income tax asset of approximately $2,705,000 arises from the following loss carry forwards:

Non capital loss carry forwards	$ 7,593,000
Other deductible tax pools	1,361,000
$ 8,954,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2006	$ 737,000
2007	1,576,000
2008	-
2009	1,506,000
2010	1,503,000
2011	2,088,000
2012	183,000
Total	7,593,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,705,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 35.62% (2004 – 35.62%) has been reduced to an effective rate of nil% (2004 – nil%) due to losses for which no tax benefit has been recognized.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
 Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

9.  Segmented Information

The Corporation’s sole operating segment is the exploration for mineral resources.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.
 Notes to the Consolidated Financial Statements

Half Year Report
for the period ended June 30, 2005

The Directors declare that the Financial Statements and notes set out on pages 6-17 :

(a)

Comply with Generally Accepted Accounting Standards in Canada, and

(b)

Give a true and fair review of the consolidated entity’s financial position as at June 30, 2005 and of its performance for the half year ended on that date.

In the Director’s opinion:

(a)

The financial statements and notes are in accordance with Generally Accepted Accounting Standards in Canada, and

(b)

There are reasonable grounds to believe that the Corporation will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors dated September 12, 2005.

Per:  ____________________

Cecil Bond, Director

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them